SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          RYANAIR RESPONDS TO EASYJET'S STATEMENT ON AIRPORT OPERATION

Ryanair, Europe's largest low fares airline today (Monday, 10th November 2003) referred to the Easyjet statement on airport operations as being "a tissue of obfuscation, half truths and lies."

 1. *Easyjet's airport "philosophy" has always been to try to copy Ryanair, namely to negotiate long-term, low cost arrangements using efficient facilities and pass on the benefit of these low costs in the form of lower fares.

 2. *Contrary to the Easyjet press releases which advances the fiction that Easyjet uses "central major city airports", Ryanair pointed out that over 80% of Easyjet's operations are focused on secondary/regional airports such as London Luton, Belfast, Liverpool, Bristol, Newcastle, East Midlands, Glasgow and Edinburgh. Only a tiny fraction of Easyjet's operations are based at Charles de Gaulle, Schiphol and London Gatwick.

 3. *Easyjet has been the major beneficiary of long-term low cost arrangements put in place by these airports following the Southwest/Ryanair low cost airport model. The fact that Easyjet isn't as good as Ryanair at negotiating a low cost base and that their air fares are on average twice the level of Ryanair's doesn't alter the fact that Easyjet's philosophy is to copy Ryanair's approval to airports.

 4. *Easyjet in fact adopted the Ryanair model in June of 2003 when it launched a campaign to invite Europe's airports to tender for Easyjet's business with packages of start up charges, marketing supports and long-term (20 year) contractual agreements. Easyjet themselves confirmed that over 84 airports have submitted bids for its business. Last week Easyjet announced that it had concluded the first such 20 year agreement with Berlin Schonefeld Airport - a publicly owned airport - which puts Easyjet in exactly the same boat as Ryanair is in Brussels Charleroi.

The issue now facing the European Commission investigation in Charleroi is one of precedent. Will they in their decision allow and enable publicly owned airports such as Brussels Charleroi and Berlin Schonefeld to compete against privately owned airports such as Frankfurt Hahn or London Luton to provide long-term discounted cost bases for low fares airlines in return for rapid new route and traffic growth.

Alternatively if the Commission gets the decision wrong it is inevitable that the growth of low fare airlines will be confined to privately owned airports only and that the lobbyists for the high fares airlines and the high cost airport monopolies such as Brussels Zaventem will have succeeded in turning back the close on competition, lower fares and more choice for consumers for the next 20 years.


The least Easyjet could do if it wishes to participate in this debate is be honest about its airport policies. They may not be as good as Ryanair in negotiating low cost airport arrangements and their fares certainly aren't as low as Ryanair's but the same principles are involved in Easyjet's Berlin Schonefeld deal as in Ryanair's Charleroi deal. If the Commission forces Ryanair to close our Brussels Charleroi base, how long will it be before Easyjet's similar low cost base at Berlin Schonefeld will be attacked by competitors under the pretext of these State air rules.

Ends.    Monday, 10th November 2003

For further information

please contact:
Paul Fitzsimmons                              Pauline McAlester
Ryanair                                       Murray Consultants
Tel. 353-1-8121212                            Tel. 353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director